UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

WORKDAY, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

98138H101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David A. Duffield
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	Sole Voting Power 67,923,092
	6.	Shared Voting Power 11,331,443
	7.	Sole Dispositive Power 67,923,092
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,254,535[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 43.09%[2]
12.	Type of Reporting Person (See Instructions) IN

[1]	Consists of 67,923,092 shares of Class A and Class B Common Stock held directly by Mr. Duffield and 11,331,443 shares of Class B Common Stock held by Aneel Bhusri and subject to the Voting Agreement (as defined below).
[2]	Assumes conversion of all of Mr. Duffield’s Class B Common Stock into Class A Common Stock.

SCHEDULE 13G

CUSIP No.

Item 1 (a)	Name of Issuer:

Workday, Inc.

Item 1 (b)	Address of Issuer’s Principal Executive Offices:

6230 Stoneridge Mall Road

Pleasanton, CA 94588

Item 2 (a)	Name of Person Filing:

David A. Duffield

Item 2 (b)	Address of Principal Business Office or, if none, Residence:

c/o Workday, Inc.

6230 Stoneridge Mall Road

Pleasanton, CA 94588

Item 2 (c)	Citizenship:

United States

Item 2 (d)	Title of Class of Securities:

Class A Common Stock

Item 2 (e)	CUSIP Number:

98138H101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

SCHEDULE 13G

CUSIP No.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities identified in Item 1.

(a)	Amount beneficially owned:

79,254,535 shares, consisting of 67,923,092 shares of Class A and Class B Common Stock held by The David A. Duffield Trust dated July 14, 1988 and 11,331,443 shares of Class B Common Stock held by Aneel Bhusri and subject to the Voting Agreement. Each share of Class B Common Stock is convertible, at any time at the option of the holder, into one (1) share of Class A Common Stock. In addition, each share of Class B Common Stock will convert automatically into one (1) share of Class A Common Stock upon any transfer, whether or not for value, except for certain permitted transfers described in, and transfers to any “permitted transferee” as defined in the Issuer’s restated certificate of incorporation in effect as of the date hereof. All shares of Class A and Class B Common Stock will convert automatically into shares of a single class of Common Stock upon the earliest to occur of the following: (a) upon the election by the holders of a majority of the then outstanding shares of Class B Common Stock, (b) the date when the number of outstanding shares of Class B Common Stock represents less than nine percent (9%) of all outstanding shares of Class A and Class B Common Stock, (c) October 11, 2032 or (d) nine (9) months after the death of the later to die of David A. Duffield and Aneel Bhusri.

(b)	Percent of Class:

43.09%. The foregoing percentage is based on 104,940,049 shares of the Issuer’s Class A Common Stock outstanding as of December 31, 2014, plus the number of shares of Class B Common Stock held by David A. Duffield, which are treated as converted into Class A Common Stock only for the purpose of computing the percentage of ownership of David A. Duffield.

Assuming conversion of all of the Issuer’s Class B Common Stock into Class A Common Stock, the reporting person listed in Item 4 would hold 36.13% of the total outstanding shares of the Issuer. The 36.13% is based on the combined total of 187,990,385 shares, which represents 104,940,049 shares of the Issuer’s Class A Common Stock and 83,050,336 shares of the Issuer’s Class B Common Stock outstanding as of December 31, 2014.

(c)	Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:              67,923,092

(ii)   Shared power to vote or direct the vote:              11,331,443

Shares of Class B Common Stock held by Aneel Bhusri and subject to the Voting Agreement entered into by David A. Duffield and Aneel Bhusri on September 28, 2012 (the “Voting Agreement”).

Under the Voting Agreement, each of David A. Duffield and Aneel Bhusri has granted a proxy holder the right to exercise all of the voting and consent rights of his and his permitted transferee’s Class B Common Stock following his death or during his incapacity. Initially, David A. Duffield has designated Aneel Bhusri as designated proxy holder and Aneel Bhusri has designated David A. Duffield as his designated proxy holder. Each of David A. Duffield and Aneel Bhusri will have the right during his lifetime to remove his designated proxy holder and replace him with a new proxy holder. In the event that there is no proxy holder for the Class B Common Stock subject to the Voting Agreement, the voting and consent rights of such Class B Common Stock will be exercised by the board of directors of Workday, Inc. acting by majority vote. Upon the death or incapacity of each of David A. Duffield and Aneel Bhusri, his designated proxy holder will have an irrevocable proxy to vote or otherwise consent to any matters in respect of his Class B Common Stock.

The Voting Agreement will terminate upon the earliest to occur of the following: (i) the conversion of the Class A Common Stock and Class B Common Stock into a single class of common stock, or (ii) the time at which none of David A. Duffield, Aneel Bhusri or any of their respective permitted transferees beneficially owns any Class B Common Stock. The Voting Agreement may not be unilaterally terminated by David A. Duffield or Aneel Bhusri.

(iii)  Sole power to dispose or to direct the disposition of:         67,923,092

(iv)  Shared power to dispose or to direct the disposition of:     0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4(c).

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

DAVID A. DUFFIELD

By:	/s/ David A Duffield